                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                         ------------------------------

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                   For the Fiscal Year Ended December 31, 2004

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         Commission File Number  1-3215

                         ------------------------------

                  ALZA CORPORATION TAX DEFERRAL INVESTMENT PLAN

                            (Full title of the Plan)

                                JOHNSON & JOHNSON
                           ONE JOHNSON & JOHNSON PLAZA
                         NEW BRUNSWICK, NEW JERSEY 08933

           (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

                              REQUIRED INFORMATION

Item 4. Financial Statements and Exhibits

      Financial statements prepared in accordance with the financial reporting requirements of ERISA filed herewith are listed below in lieu of the requirements of Items 1 to 3.


      Report of Independent Registered Public Accounting Firm

      Statement of Net Assets Available for Benefits

      Statement of Changes in Net Assets Available for Benefits

      Notes to Financial Statements

      Supplemental Schedule:

            Schedule of Assets Held for Investment Purposes

Exhibits:

   23.      Consent of Morris, Davis & Chan LLP, dated May 5, 2005

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                      ALZA CORPORATION TAX DEFERRAL
                                      INVESTMENT PLAN

                                      By: /s/ D. R. Hoffmann
                                         --------------------------
                                         D. R. Hoffmann, Trustee
June 24, 2005

                  ALZA CORPORATION TAX DEFERRAL INVESTMENT PLAN

                            FINANCIAL STATEMENTS AND
                              SUPPLEMENTAL SCHEDULE

                       TOGETHER WITH REPORT OF INDEPENDENT
                        REGISTERED PUBLIC ACCOUNTING FIRM
                           DECEMBER 31, 2004 AND 2003

                          ALZA CORPORATION TAX DEFERRAL
                                 INVESTMENT PLAN

                                TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm             1

Statement of Net Assets Available for Benefits                      2

Statement of Changes in Net Assets Available for Benefits           3

Notes to Financial Statements                                    4-10

Supplemental Schedule:                                             11

     Schedule of Assets Held for Investment Purposes               12

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Pension Committee
Johnson & Johnson
ALZA CORPORATION TAX DEFERRAL INVESTMENT PLAN

We have audited the accompanying statement of net assets available for benefits of the ALZA CORPORATION TAX DEFERRAL INVESTMENT PLAN (the Plan) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of December 31, 2004 is presented for the purpose of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and is not a required part of the basic financial statements. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morris, Davis & Chan

May 5, 2005
Oakland, California

                  ALZA CORPORATION TAX DEFERRAL INVESTMENT PLAN
                 Statement of Net Assets Available for Benefits
                           December 31, 2004 and 2003

                                                  2004              2003
                                              -------------     -------------
Investments at fair value:
    Mutual funds:
       Merrill Lynch Ready Asset Trust        $  22,987,271     $  16,216,024
       Merrill Lynch Basic Value                 13,174,080        13,108,200
       Merrill Lynch Core Bond                    4,768,531         4,515,648
       Merrill Lynch Balanced Capital             3,794,057         3,735,789
       Merrill Lynch Global Allocation            4,683,570         3,801,829
       John Hancock Small Cap Growth              2,390,885         2,319,984
       Templeton Foreign                          2,273,063         2,145,532
       AllianceBernstein New Europe                 210,281           106,673
       AllianceBernstein Large Cap Growth           883,394           908,971
       Fidelity Advisor Overseas                    434,591           311,924
       Franklin Flexible Capital Growth           3,037,583         2,488,012
       Merrill Lynch Healthcare                   1,605,193         1,629,900
       Merrill Lynch International Index            603,648           416,048
       Merrill Lynch Pacific                        466,197           281,205
       Merrill Lynch Small Cap Index              1,074,819           744,425
       Merrill Lynch S&P 500 Index               10,228,345         8,050,054
       Merrill Lynch Fundamental Growth           6,137,512         6,494,062
       Munder NetNet                              1,033,626           762,088
       PIMCO Small Cap Value                      1,951,599         1,099,099
    Other investments:
       Retirement Cash Management Account                 -        25,206,774
       Johnson & Johnson Common Stock            41,810,241        40,127,924
       Participant loans                          1,144,102         1,230,808
                                              -------------     -------------
Total investments                               124,692,588       135,700,973
Cash                                                    140            42,953
Accrued interest and dividends receivable            25,638            24,844
Receivable for investment sold                          120            43,934
                                              -------------     -------------

Net assets available for benefits             $ 124,718,486     $ 135,812,704
                                              =============     =============

                See accompanying notes to financial statements.

                  ALZA CORPORATION TAX DEFERRAL INVESTMENT PLAN
            Statement of Changes in Net Assets Available for Benefits
                     Years Ended December 31, 2004 and 2003

                                                       2004              2003
                                                   --------------    --------------
Additions to net assets attributed to:

    Investment income:
       Net realized and unrealized appreciation
          in fair value of investments             $   11,363,613    $   11,396,535
       Interest and dividends                           2,837,025         1,679,266
                                                   --------------    --------------
                                                       14,200,638        13,075,801
    Participant rollover contributions                  1,072,993           658,545
                                                   --------------    --------------

    Total additions                                    15,273,631        13,734,346
                                                   --------------    --------------

Deductions from net assets attributed to:

    Distributions                                      26,365,249        11,598,464
    Administrative expenses                                 2,600             3,260
                                                   --------------    --------------

    Total deductions                                   26,367,849        11,601,724
                                                   --------------    --------------

Net increase (decrease)                               (11,094,218)        2,132,622

Net assets available for benefits:

    Beginning of year                                 135,812,704       133,680,082
                                                   --------------    --------------

    End of year                                    $  124,718,486    $  135,812,704
                                                   ==============    ==============

                See accompanying notes to financial statements.

                  ALZA CORPORATION TAX DEFERRAL INVESTMENT PLAN
                          Notes to Financial Statements
                           December 31, 2004 and 2003

1.    DESCRIPTION OF PLAN

      The following description of the ALZA CORPORATION TAX DEFERRAL INVESTMENT PLAN (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

      General

      The Plan is a defined contribution plan. ALZA Corporation (the Company or ALZA) remits to the Trust created by the Plan such amounts as are voluntarily elected by participants and Company contributions. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA).

      On June 22, 2001, a merger between Johnson & Johnson and ALZA Corporation was completed. Effective January 1, 2003, the Johnson & Johnson Pension Committee has the responsibility of making decisions with respect to the Plan. There were no participant salary reduction or Company contributions during 2004 and 2003. Additionally, during 2003 the Johnson & Johnson Pension Committee approved the following:

      1) Freeze all new investments into the Retirement Cash Management Account option as soon as administratively feasible.

      2) The merger of the Plan into the Johnson & Johnson Salaried Savings Plan upon completion of a compliance audit and any necessary and appropriate corrections.

      Plan management expects that the merger of the Plan into the Johnson & Johnson Salaried Savings Plan will be completed in the third quarter of 2005.

      Participant Accounts

      Participants may allocate their accounts for investment into mutual funds and other investment vehicles (see Note 4). Earnings and losses of the investments are allocated to participants in accordance with the Plan's provisions.

      Participants are allowed to make rollover contributions of amounts received from other qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant's directions and the Plan's provisions.

                  ALZA CORPORATION TAX DEFERRAL INVESTMENT PLAN
                          Notes to Financial Statements
                           December 31, 2004 and 2003

1.    DESCRIPTION OF PLAN (continued)

      Vesting

      Participant account balances are 100% vested at all times.

      Distribution of Benefits

      Distributions from the Plan are available to a participant (or the beneficiary) in any of the following situations: termination of employment with the Company, retirement, total disability, death, reaching age 59-1/2, or a qualified financial hardship. The participant (or the beneficiary) may elect to receive a lump sum distribution of the value of their account, or they may choose to have the funds remain in the Plan.

      Loans

      A participant who is employed by the Company and meets certain Plan requirements may elect to borrow funds from his or her account. The borrowings are evidenced by notes that bear interest at the published prime rate plus 1% and have repayment terms of one to 30 years, depending on the purpose of the loans. Such repayments and interest thereon are credited to the borrower's account and reinvested in the same manner as current contributions.

      Income Tax Status

      The Plan obtained its latest determination letter on March 11, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

      Administrative Expenses

      Although not required to do so, the Company has paid all of the expenses (except for certain broker fees on transactions executed at the participant's discretion, and loan fees) associated with administering the Plan.

                  ALZA CORPORATION TAX DEFERRAL INVESTMENT PLAN
                          Notes to Financial Statements
                           December 31, 2004 and 2003

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting

      The Plan's financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenues are recognized as earned. Expenses are recorded as incurred.

      Investment Valuation and Income Recognition

      Investments in mutual funds are valued at the published fair value as reported by the fund manager which represents the net asset value of shares held by the Plan at year end. Other investments are valued at the published fair value as reported. The participant loans receivable is valued at cost which approximates fair value.

      Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      Estimates

      The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Plan management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

3.    RELATED PARTY TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by Merrill Lynch Trust Company of California. Merrill Lynch Trust Company of California is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees for the investment management services are paid by ALZA.

4.    INVESTMENT FUND ACTIVITY

      The following are investment options under the Plan:

      Mutual Funds

      Merrill Lynch Ready Asset Trust - This fund seeks preservation of capital, liquidity and the highest possible current income consistent with the foregoing objectives, by investing in a diversified portfolio of short-term money-market instruments.

                  ALZA CORPORATION TAX DEFERRAL INVESTMENT PLAN
                          Notes to Financial Statements
                           December 31, 2004 and 2003

4.    INVESTMENT FUND ACTIVITY (Continued)

      Mutual Funds (continued)

      Merrill Lynch Basic Value Fund - A fund of equity securities that management of the fund believes are undervalued and represent basic investment value.

      Merrill Lynch Core Bond Fund - A fund of long-term corporate fixed-income securities, including corporate bonds and notes, convertible securities and preferred stocks.

      Merrill Lynch Balanced Capital Fund - A fund of equity, debt and convertible securities that seeks to achieve the highest total return consistent with prudent risk.

      Merrill Lynch Global Allocation Fund - A fund investing in domestic and foreign equities, debt, and money markets seeking total return consistent with prudent risk.

      John Hancock Small Cap Growth Fund - A fund investing in emerging-growth companies.

      Templeton Foreign Fund - A fund investing in equity securities trading on foreign markets seeking long term growth of capital.

      AllianceBernstein New Europe Fund - This fund seeks long-term capital appreciation by investing at least 65% of its total assets in the equity securities of European companies.

      AllianceBernstein Large Cap Growth Fund - This fund seeks long-term growth of capital by investing at least 85% of its total assets in the equity securities of large, carefully selected, U.S. companies.

      Fidelity Advisor Overseas Fund - This fund seeks capital growth by investing at least 65% of its total assets in foreign securities.

      Franklin Flexible Capital Growth Fund - This fund seeks capital appreciation by investing in equity securities of companies that maintain their headquarters or conduct a majority of their operations in California.

      Merrill Lynch Healthcare Fund - This fund seeks long-term capital appreciation through worldwide investment in equity securities of companies that derive a substantial portion of their sales from products and services in health care.

                  ALZA CORPORATION TAX DEFERRAL INVESTMENT PLAN
                          Notes to Financial Statements
                           December 31, 2004 and 2003

4.    INVESTMENT FUND ACTIVITY (Continued)

      Mutual Funds (continued)

      Merrill Lynch International Index Fund - This fund seeks to provide investment results that, before expenses, replicate the total return of the Morgan Stanley Capital International EAFE Index.

      Merrill Lynch Pacific Fund - This fund seeks long-term capital appreciation by investing primarily in equities of corporations domiciled in Far Eastern or Western Pacific countries.

      Merrill Lynch Small Cap Index Fund - This fund seeks to provide investment results that, before expenses, replicate the total return of the Russell 2000 Index.

      Merrill Lynch S&P 500 Index Fund - This fund seeks to provide investment results that, before expenses, replicate the total return of the Standard & Poor's 500(TM) Composite Stock Price Index.

      Merrill Lynch Fundamental Growth Fund - This fund seeks long-term growth of capital by investing at least 65% of assets in equities issued by medium and large capitalization companies.

      Munder NetNet Fund - This fund seeks long-term capital appreciation by investing at least 65% of its total assets in equity securities.

      PIMCO Small Cap Value Fund - This fund seeks long-term growth of capital by investing at least 65% of its total assets in the common stocks of companies with market capitalizations between $50 million and $1 billion.

      Other Investments

      Retirement Cash Management Account (RCMA) - A self-directed brokerage account that enables participants to choose from a wide variety of investments. As a result of the planned merger of the Plan into the Johnson & Johnson Salaried Savings Plan described in Note 1, new investments into the RCMA were frozen during 2003. Investments held in the RCMA were liquidated by June 30, 2004, and the proceeds were invested in the existing mutual funds as directed by the participants.

      Johnson & Johnson Common Stock Fund - As a result of the merger on June 22, 2001, between Johnson & Johnson and ALZA Corporation, holders of ALZA common stock received 0.98 of a share of Johnson & Johnson common stock for each share of ALZA common stock.

                  ALZA CORPORATION TAX DEFERRAL INVESTMENT PLAN
                          Notes to Financial Statements
                           December 31, 2004 and 2003

4.    INVESTMENT FUND ACTIVITY (Continued)

      Other Investments (continued)

      Investments representing 5% or more of the Plan's net assets as of December 31, 2004 and 2003 were as follows:

                                                     2004             2003
                                                  ------------    ------------
Merrill Lynch Ready Asset Trust                   $ 22,987,271    $ 16,216,024
Merrill Lynch Basic Value Fund                      13,174,080      13,108,200
Merrill Lynch S&P 500 Index Fund                    10,228,348       8,050,054
Johnson & Johnson Common Stock
   Held in Johnson & Johnson Common Stock Fund      41,810,241      40,127,924
   Held in Retirement Cash Management Account                -       2,489,684

5.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

      Included in net assets available for benefits at December 31, 2004 and 2003 are benefits due to terminated participants of $0 and $65,504, respectively.

      In accordance with accounting principles generally accepted in the United States of America, benefits due to terminated participants are included in net assets available for benefits.

      The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2004 and 2003:

                                                                      2004              2003
                                                                  -------------    -------------
Net assets available for benefits per the financial statements    $ 124,718,486    $ 135,812,704

Amounts allocated to withdrawing participants                                 -          (65,504)
                                                                  -------------    -------------

Net assets available for benefits per Form 5500                   $ 124,718,486    $ 135,747,200
                                                                  =============    =============

                  ALZA CORPORATION TAX DEFERRAL INVESTMENT PLAN
                          Notes to Financial Statements
                           December 31, 2004 and 2003

5.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (Continued)

      The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the years ended December 31, 2004 and 2003:

                                                            2004              2003
                                                        -------------     ------------
Benefits paid to participants per the financial
statements                                              $  26,365,249     $ 11,598,464

Add: Amounts allocated to withdrawing participants
at end of year                                                      -           65,504

Less: Amounts allocated to withdrawing participants
at beginning of year                                          (65,504)               -
                                                        -------------     ------------

Benefits paid to participants per Form 5500             $  26,299,745     $ 11,663,968
                                                        =============     ============

      Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end but not yet distributed.

6.    RISKS AND UNCERTAINTIES

      The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

                              SUPPLEMENTAL SCHEDULE

                  ALZA CORPORATION TAX DEFERRAL INVESTMENT PLAN
                          EIN 77-00142070 PLAN NO. 002
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 2004

                                                          (c)
                      (b)                 Description of Investment Including
          Identity of Issue, Borrower,     Maturity Date, Rate of Interest,            (d)                (e)
  (a)       Lessor, or Similar Party      Collateral, Par, or Maturity Value          Cost           Current Value
-------   ----------------------------    -----------------------------------    ---------------    ---------------
  *       Merrill Lynch                   Ready Asset Trust Fund                 $    22,987,271    $    22,987,271
  *       Merrill Lynch                   Basic Value Fund                            12,728,618         13,174,080
  *       Merrill Lynch                   Core Bond Fund                               4,733,012          4,768,531
  *       Merrill Lynch                   Balanced Capital Fund                        3,755,827          3,794,057
  *       Merrill Lynch                   Global Allocation Fund                       4,284,283          4,683,570
          John Hancock                    Small Cap Growth Fund                        2,087,993          2,390,885
          Templeton                       Foreign Fund                                 1,977,372          2,273,063
          AllianceBernstein               New Europe Fund                                186,999            210,281
          AllianceBernstein               Large Cap Growth Fund                          817,375            883,394
          Fidelity                        Advisor Overseas Fund                          384,523            434,591
          Franklin                        Flexible Cap Growth Fund                     2,706,147          3,037,583
  *       Merrill Lynch                   Healthcare Fund                              1,542,171          1,605,193
  *       Merrill Lynch                   International Index Fund                       537,468            603,648
  *       Merrill Lynch                   Pacific Fund                                   440,327            466,197
  *       Merrill Lynch                   Small Cap Index Fund                           934,820          1,074,819
  *       Merrill Lynch                   S&P 500 Index Fund                           9,500,072         10,228,345
  *       Merrill Lynch                   Fundamental Growth Fund                      5,641,755          6,137,512
          Munder                          NetNet Fund                                    926,586          1,033,626
          PIMCO                           Small Cap Value Fund                         1,786,654          1,951,599
  *       Johnson & Johnson               Common Stock 659,260 shares                 37,776,365         41,810,241
  *       Participant Loans               5% - 10.5%                                           -          1,144,102
                                                                                 ---------------    ---------------

                  Total                                                          $   115,735,638    $   124,692,588
                                                                                 ===============    ===============

*    Represents parties-in-interest

                                       12